

Mail Stop 3628

October 9, 2008

Via Facsimile and U.S. Mail

Dr. Lior E. Yahalomi
Executive Vice President & Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

> **Re: International Rectifier Corporation**
> **Amendment No. 1 through 4 to Schedule TO-T**
> **Filed by Vishay Intertechnology, Inc. and IR Acquisition Corp.**
> **Filed October 2, 6, 7 and 8, 2008**
> **Schedule TO-T**
> **Filed September 29, 2008**
> **File No. 005-31896**

Dear Dr. Yahalomi:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary Term Sheet, page 1

What are the most significant conditions to the Offer, page 2

1. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria,

    such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder results in the offer being deemed illusory. Please revise to include an objective standard for the determination of whether a condition has been satisfied. See Section 14(e) of the Exchange Act.

2. Regarding the Section 203 Condition and the Rights Condition, we note that according to the issuer's Schedule 14D-9, the board has resolved that it will not waive the application of Section 203 or redeem the outstanding Rights. Please amend to state whether these conditions have been waived, or advise us.

3. Regarding the financing condition, please note that we believe reaching a final financing agreement constitutes a material change in the offer, and thus, the tender offer must remain open for at least five business days after financing is finalized.

4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the Impairment Condition since it is not apparent that shareholders will understand what events or non-events would "trigger" the condition, allowing you to abandon the offer. Please similarly revise the additional conditions described under "Conditions to the Offer," beginning on page 30.

5. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition, the financing condition or the HSR condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

Certain Information Concerning Purchaser and Vishay, page 19

6. Please revise to include the pro forma information required by Item 1010(b) of Regulation M-A, or advise.

Source and Amount of Funds, page 22

7. Please quantify the amount of available cash and the amount of financing you will require. Refer to Item 1007(a) of Regulation M-A. When you have obtained the required financing, please amend to include a summary of the financing

agreement and file the financing agreement as an exhibit to the schedule. Refer to Item 1007(c) and Item 1016(b) of Regulation M-A.

Conditions to the Offer, page 30

8. Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

9. You state that any condition may be waived by Vishay or the Purchaser "in whole or in part at any time and from time to time." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify.

Fees and Expenses, page 38

10. We note that Banc of America Securities and Morgan Stanley are acting as financial advisors in connection with the proposed acquisition of International Rectifier. Please revise to identify them in this section and include a summary of any employment, retainer or other arrangement for compensation. Refer to Item 1009(a) of Regulation M-A.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Daniel Neff, Esq.
Trevor Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz